CALEDONIA MINING CORPORATION

       November 09, 2009

Management’s Discussion and Analysis

This discussion and analysis of the consolidated operating results and financial condition of Caledonia Mining Corporation ("Caledonia”) for the quarters ended September 30, 2009, September 30, 2008 and September 30, 2007 should be read in conjunction with the Unaudited Consolidated Financial Statements as at September 30, 2009 and the Annual Report for the year ended December 31, 2008, all of which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com.  The Unaudited Consolidated Financial Statements and related notes have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).

Note that all currency references in this document are to Canadian Dollars.

Listings

Caledonia’s shares are listed on the Toronto Stock Exchange as “CAL”, on London’s AIM as “CMCL” and are also traded on NASDAQ-OTCBB as “CALVF”.

1.

EXECUTIVE SUMMARY

1.1

Core Business and Strategy

Caledonia is an exploration, development and mining corporation focused on Africa.  The Corporation’s primary assets are a gold operation in Zimbabwe, a base metals exploration project in Zambia (Nama),  platinum group and base metals (PGE) projects in South Africa (Rooipoort/Mapochs) and a non-producing gold mine in South Africa (Eersteling) which has been identified for possible disposal.  Caledonia also has diamond projects in Zambia and South Africa.

The Corporation’s business model is to identify and/or acquire properties or projects early in the development cycle which have the potential to become low cost operations, and then add value by developing the asset, either as an operator or through joint venture agreements.  The possibility of divestiture in whole or part will be considered at different points in time and will be governed by the benefit to shareholders.  Where appropriate, Caledonia will seek strategic alliances through existing or new joint ventures.

Now that Blanket has been returned to a production level of approximately 550 tonnes per day (“tpd”) the focus is now on completing the No. 4 Shaft Expansion Project to achieve the planned 40,000 ounces of gold production per annum.  In addition to the No. 4 Shaft Expansion Project, judicious expenditure on the essential sustaining capital expenditure will continue to progressively remedy the lack of investment over the last few years due to foreign currency shortages.

Activity at Nama and  Rooipoort/Mapochs properties will be determined by available cash resources.

1.2

Key Performance Drivers

The positive drivers for the Blanket Mine are a high gold price, the successful retention of its skilled workforce during the shutdown, and the dollarization of the Zimbabwean economy which has resulted in the elimination of hyperinflation.   However restarting a mine in Zimbabwe is subject to numerous challenges namely, access to affordable and sufficient working capital, lack of past investment, rising labour and power costs, frequent disruptions to power supplies and the vagaries of changing legislation which all ultimately lead to increased operating costs and production interruptions.

Extensive staff safety training continues so as to provide a safe working environment for all personnel, and upgrade the skills of the mine’s employees.

Operating and capital cost containment and budgetary controls are in place at Blanket and are continually monitored to ensure that the production profile and costs meet the strategic goals set by management.

1.3

       Capability to Deliver

Management has applied to the Zimbabwean Ministry of Finance (“ZMF”) for the renewal of the Gold Dealership License for Blanket Mine which expires on December 31, 2009.  Management has also proposed to the ZMF that the new License be issued for longer than the previous Licence’s 12 month term.  Receipt of the new License is expected during November 2009.  Management has also applied to the ZMF for the No 4 Shaft Expansion Project to be granted import duty exemption status.

Early in November 2009 Blanket was awarded the “Exporter of the Year – Mining – Matabeleland Region” Award by the Zimbabwe National Chamber of Commerce based on figures supplied by the Reserve Bank of Zimbabwe.  This achievement underlines managements’ ability to deliver despite the challenging environment prevailing in Zimbabwe at present and is testament to the hard work of the entire team at Blanket Mine and Caledonia, and vindicates the planning and implementation of the strategy whereby Blanket was rapidly able to restart and ramp-up production.

Additional debt facilities have been negotiated with a local Zimbabwean Bank, which, in conjunction with internally generated cash flows, will give Blanket sufficient financial resources to complete the No. 4 Shaft Expansion Project to allow Blanket to increase its gold production to about 40,000 ounces per annum.

Additional suitable personnel have and are being recruited by Blanket to ensure that a skilled and trained work force is available to achieve the targeted 40,000 ounce production level once the No 4 Shaft Expansion Project has been completed.

With the advent of a dollarized Zimbabwean economy normal budgetary processes have been reinstated and management has re-implemented budgetary, cost control and performance measurement procedures.

Exploration expenditures on the Nama copper/cobalt project, and the Rooipoort and Mapochsgronde PGM properties during 2009 will continue to be determined by available cash resources after the necessary provisions required for completion of the Blanket No 4 Shaft Expansion Project.

1.4

      Results and Outlook

At Blanket, tonnages milled in the 3rd quarter were 49.7% higher than the 2nd quarter with gold production 103% higher despite considerable production interruption from breakdowns of compressors and the large regrind mill.  Average cost per ounce of production in the 3rd quarter was 40% higher than 2nd quarter due to increased labour rates and recruitment, higher electricity costs, and once off repair costs related to compressor and regrind mill breakdowns.

Subsequent to the completion of the No. 4 Shaft Expansion Project, it is anticipated that mine production of 1,000 tpd and gold production at an annualized rate of about 40,000 ounces per annum could be achieved by September 2010 barring any unforeseen disruptions be they mechanical, electrical, political, legislative or economic.

1.5

      Operational Risks

Caledonia considers the downside risk relating to the re-issuance of a new Gold Dealership License as low, the opportunity to reduce operating costs per ounce as high, the strength of the long term gold price as positive (although this effect is mitigated somewhat by the strength of the South African Rand, in which most of Blanket’s consumables are denominated, against the US Dollar). The likelihood of sustained power interruptions remains high, the likelihood of an increased royalty and/or taxation, and the introduction of acceptable indigenization legislation is high.

2.

OPERATIONAL REVIEW AND RESULTS OF OPERATIONS

2.1

      Gold Production

Blanket Mine – Zimbabwe

After the receipt of the initial Gold Dealership Licence and the announcement of the recommencement of production on April 3, 2009, production levels have increased steadily.  During the 2nd quarter of 2009 average tonnes milled were 345tpd and during the 3rd quarter this had been increased to an average of 439 tpd despite only achieving 362 tpd in September due to mechanical breakdowns on the two largest compressors, and breakdown of the large regrind mill gearbox which resulted in both drive motors being badly damaged.  During October the average tonnes milled increased to 535 tpd by utilising two other available mills (BM3 and BM5) as regrind mills.  A gearbox and motor for the regrind mill have been completely reconditioned and the mill can be brought back into operation when underground production levels warrant it.  A spare gearbox for the large regrind mill has been acquired and refurbished, and the spare motor for this mill has been completely reconditioned and its cracked shaft replaced.

The shortage of foreign currency since July 2007 has resulted in Blanket being forced to delay the completion of the planned No.4 Shaft Expansion Project.  The continuation of mining activities during this delay has resulted in the available tonnages and ore grades above the 14 Level mid shaft loading level being depleted to the extent that these resources can now only support production at an annualised rate of approximately 21,600 ounces per annum from a mine production rate of 550 tpd as ore must now be double or triple handled for mid shaft loading.  Once the underground portion of the No. 4 Shaft Expansion Project has been completed, together with the refurbishment and maintenance of existing equipment, and the acquisition and installation of the new equipment and infrastructure required to complete the No.4 Shaft Expansion Project, the resource below 14 Level in conjunction with the new 4 shaft bottom crushing and loading will rapidly return the mine to its optimal mine plan, which allows for a production ramp-up to a rate of about 40,000 ounces per annum from an average daily mining rate of 1,000tpd.  The labour force has been rebuilt from the start-up level of 480 in April 2009 to a current level of 741 as at the end of October.  This level will be maintained until the No. 4 Shaft Expansion Project is completed.  Ongoing training will continue to ensure the necessary skills exist to meet the production demands of the planned 1,000 tpd production.

Underground

September’s production levels were adversely affected by the failure of two compressors comprising 4,000 cubic feet per minute (cfm) capacity as well as unplanned power supply interruptions and mandatory load shedding.  Subsequent to our negotiations with the Zimbabwean Electricity Supply Agency (“ZESA”) there has been some improvement in power supply to Blanket.  The efficiency of the underground operations is improving from the sub-optimal levels when production was restarted. The supply of compressed air is planned to be increased by 86% to an overall capacity of 16,800 cfm by the acquisition, refurbishment, and installation of seven modern screw-type compressors after the end of the 3rd Quarter.  This will be sufficient to support a mining rate of 1,000 tpd and includes 25% excess compressor capacity as backup. This will enable the mine to reduce its operating costs by preferentially using the two large reciprocating compressors as installed spares.

Safety, Health and Environment (“SHE”)

The following safety statistics have been recorded:

Class	Q1 2009	Q2 2009	Q3 2009	YTD 2009	YTD 2008
Lost time injury	0	0	1	1	0
Medical aid	0	1	1	2	4
Restricted work activity	1	3	11	15	4
First aid	1	0	4	5	15
Total	2	4	17	23	23
Incidents	6	9	13	28	53
Near misses	4	4	7	15	23

Three new cases of HIV/AIDS were identified by the mine clinic.  The severe economic conditions have negatively affected AIDS funding from Government and NGO sources, but education continues with peer educators being trained and a further 18 people being  tested at the clinic.

There were no adverse environmental issues during the quarter although there were 3 bush fires in the surrounding area and a dramatic increase in animal snares.  Water sampling results from the 14 monitoring holes downstream of the tailing dams continue to verify satisfactory environmental controls.

Even though the economic situation in Zimbabwe continues to be challenging the number of employee dismissals due to desertion has decreased dramatically.  The number of employees who were dismissed for being absent without permission up to the end of 3rd quarter was 8 compared to 73 in 2008 year.

Capital Projects

Number 4 Shaft Expansion Project

The completion of the No. 4 Shaft Expansion Project was suspended in July 2007 due solely to the shortage of foreign currency to fund it.  The US$2.4 million of debt funding initially sought for the project could not be obtained on commercially acceptable terms.  A smaller facility of US$1.25 million has now been arranged on acceptable terms and the balance of the funding required will come from internally generated funds.  Caledonia’s Board has now approved the proposed debt facility of US$1.25m and has also approved the capital expenditures required to complete the No.4 Shaft Expansion Project.  It is anticipated that mine production of 1,000 tonnes per day and gold production at an annualized rate of about 40,000 ounces per annum could be achieved by September 2010 barring any unforeseen disruptions be they mechanical, electrical, political, legislative or economic.

Operations

During the quarter operations were again hampered by recurrent power failures or requested load shedding from ZESA.  Negotiations with ZESA are ongoing and we continue to strive for a more predictable mandatory load shedding window which will enable the mine to alter shifts so that this load shedding takes place before the re-entry of a shift as this will result in lower production losses.  An additional 8 crews have been allocated to underground mining development significantly increasing the number of development crews to 15.

The plant operated for 92% of available time producing 100% of budgeted tonnage.  The improved mining and milling tonnages are a result of more underground production crews being employed.  The plant throughput tonnages could have been significantly higher had Blanket  not lost the use of BM6, its large regrind mill, at the same time as its other available regrind mill - BM3 mill was down for maintenance.  Both mills are again fully operational.  It is estimated that the BM6 regrind mill failure caused about 5,600 tonnes lost milling production in September.

During the quarter all 8 of the carbon-in-leach (CIL) tanks were refurbished, 2 of the tank agitator gearboxes, agitator shafts and impellors were refurbished and first 2 newly purchased complete agitator assemblies complete with agitator shafts and impellors were installed.   The direct-on-line (DOL) starters for all the CIL tank agitators have been replaced with soft starters to reduce the gearbox maintenance and maximum demand power consumption.  The DOL starters will be introduced underground for the in-line ventilation fans.  Six fully operational CIL agitators are more than sufficient to cater for 1,000 tpd milling operations and will allow the first two CIL tanks to be used as preconditioning tanks with a view to further increasing the gold recovery and reducing leaching reagent consumption in accordance with the 2006 leach test work completed in the Blanket metallurgical laboratory.

The current facility of US$1,000,000 provided by Blanket’s  local bank has been extended for a further 6 months and increased by US$250,000 to meet part of the mine’s expansion requirements.

The net US Dollar proceeds for gold sales from the Rand Refinery in South Africa are being received in full by Blanket within the agreed contractual time period.  Blanket has applied to the ZMF for permission to export bullion directly from Bulawayo by air to Rand Refinery and this request, if granted, will result in lower bullion export costs, much faster bullion deliveries to the Rand Refinery, and the resultant faster receipt of payment from Rand Refinery.

Production results		3rd Quarter 2009	3rd Quarter 2008	Nine months to September 2009 *	Nine months to September 2008 **	October 2009
Ore milled	Tonnes	34,266	22,884	58,443	81,688	16,582
Ore Gold Grade milled	Grams/tonne	3.99	3.09	4.00	3.33	3.34
Recovery %	Per cent	91	88	90	88	91
Gold produced	Ounces	4,117	2,028	6,860	7,687	1,614
Gold Sold	Ounces	4,696	2,466	6,860	8,364	1,614

*    Gold production only re-commenced on the 20th April 2009

** Gold production was declining during the year with the eventual shutdown on October 3, 2008 due to lack of payment for gold sales.

Outlook

Having achieved the short term targets of:

•

Recruited and re-trained sufficient skilled employees to man the underground development and production machines

•

Updated the equipment spares inventory to ensure we have backup for mining rock drills, drill rods and bits,

•

Completed the refurbishment of more than half of the mine’s  pneumatic ore loaders,

•

Replaced many of the traction batteries for the underground locomotives,

•

Completed the refurbishment and serviced all existing compressors and a wide variety of installed machinery

•

Purchased essential spares (and purchased 2 complete units) for the CIL tank agitator mechanisms.

•

Sourced adequate funding to commence the No. 4 Shaft Project

Blanket is now well placed to achieve a production level of approximately 1,800 ounces of gold per month whilst the Mine completes the Shaft Expansion Project as long as the risks attributable to:

•

Continued electricity shortages

•

Government interference or changed legislation

•

Unforeseen breakdowns of critical equipment

do not override all the good work done over the last 6 months to increase production.

2.2     Exploration and Project Development

2.2.1 BASE METALS

Nama Copper/Cobalt Project – Zambia

The 3rd Quarter of the Financial Year, July to September, is the latter half of the dry season in Zambia when access to the field is easy and sampling and mapping is facilitated by the fact that most of the undergrowth has been burnt by the winter grass fires. The activities carried out during the quarter involved the detailed soil sampling and follow-up of previously detected geochemical anomalies.

The current work program has as its goal the investigation of all cobalt/copper (Co/Cu) anomalies within the Nama area, be they of a geochemical or geophysical nature.  It is anticipated that this work will result in the definition of resource targets characterized as belonging to the Ore Shale hosted Cu-Co style of mineralization.  Mineralization of this type is currently being exploited immediately east of the Nama license areas and it is known to extend westwards into the Nama license area for some 2,000 meters.

Detailed auger sampling over the ‘B’ Anomaly has resulted in the delineation of separate Co and Cu anomalies.  Shallow surface-pitting was carried out at selected sites in order to establish the cause of the anomalous enrichments.  Values of cobalt and copper as high as 0.2% were encountered in the pits and these appear to be related to shear zones which extend to depth.  Further sampling is being conducted to determine the attitude and extent of the mineralized zones.  Follow-up auger sampling will be undertaken to better define the area.

It was previously reported that a portion of the 1996 geochemical grid laid out west of the ‘A’ Resource Body was not sampled. This sampling has now been completed and has revealed the existence of a broad anomalous zone approximately 3 km north-south and about 0.5 km east-west.  It was further established that this anomalous pattern was not reflected by previous, adjacent surveys, probably on account of the shallower soil sampling depth used previously prior to the use of soil augers.  Re-sampling of the surrounding areas has now been completed and analytical results are awaited.  From the work completed to date, it is apparent that two discrete zones of Co enrichment occur in this area.  Pitting will be carried out over much of this anomalous area to determine the structure and to site future drill targets if warranted.

The 2009 Exploration Season

The current field season is proceeding in line with the forecast plan of activities with the systematic and detailed exploration of the geochemically anomalous areas at Nama.  In ascertaining the potential of the anomalies, they are ranked according to the indicated style of mineralisation and magnitude which will enable the exploration team to select the most appropriate targets for the 2009/10 follow up exploration programs.

2.2.2 Rooipoort/Mapochsgronde PGE/Ni/Cu Project (including Grasvally) - South Africa

Property

Rooipoort

Caledonia announced on July 1, 2009 that Mitsubishi Corporation had withdrawn from the proposed participation in the Rooipoort and Mapochsgronde Platinum Projects ("the Projects"). The Rooipoort and Mapochsgronde properties continue to remain 100% owned by Caledonia. Caledonia is currently in discussion with other interested parties with regard to securing the necessary funding to continue the PGE Exploration Projects.

2.2.3 GOLD

Zimbabwe Exploration – Gold

Due to the lack of foreign currency and the immediate focus on re-starting and ramping up production at Blanket, limited exploration work took place during the quarter and resources were allocated primarily to the resumption of gold production.  The proposed exploration activities are being reviewed and prioritised with a view to re-commencing exploration activities as soon as the cash flow allows.

3.

SUMMARY OF QUARTERLY RESULTS

The following information is provided for each of the 8 most recently completed quarters of Caledonia - ending on the dates specified - in thousands of Canadian Dollars.  The figures are extracted from underlying unaudited financial statements that have been prepared according to Canadian GAAP.

($000’s-except per share amounts.)	Sept 30/09	June 30/09	Mar 31/09	Dec 31/08	Sept 30/08	June 30/08	Mar 30/08	Dec 31/07
Sales from continuing operations	4,932	2,364	-	29	2,280	2,883	2,504	3,231
Income/(loss) for continuing operations -per share basic	862 0.0017	(162) (0.0003)	(799) (0.0016)	(2,066) (0.0041)	(2,749) (0.0055)	(261) (0.0005)	791 0.0016	494 0.001
Discontinued operations (loss)	(36)	(37)	(40)	(531)	(30)	(24)	(70)	(249)
Net Income/ (loss) after discontinued operations - per share basic	826 0.0017	(199) (0.0004)	(839) (0.0017)	(2,597) (0.0052)	(2,779) (0.0056)	(285) (0.0006)	721 0.0015	245 0.001
No of shares basic ‘000	500,169	500,169	500,169	500,169	500,169	500,169	493,199	487,869

Note:

 The effect of the dilution on the earnings per share has not been calculated as the result for 2009, 2008 and 2007 was a loss and the diluted earnings per share would be anti-dilutive.

During the quarter Caledonia made gross operating profit of $1,802,000 ($302,000 – 2008) which resulted in a net profit of $862,000 (loss $2,749,000 – 2008) from continuing operations which included an unrealized foreign exchange loss of $231,000 (loss $992,000 – 2008).  The operating profit was achieved from the sale of 4,696 (2,466 ounces – 2008) ounces of gold.  The monthly operating costs (bulk consumable stores, labour costs, electricity, repairs and maintenance, training, health and safety) per ounce during the quarter were July US$579, August US$520, September US$785 and US$566 in October.  The September costs per ounce were negatively affected by breakdowns on the two compressors and the BM6 regrind mill which gave rise to increased expenditure and reduced production. The resultant September abnormal maintenance costs associated with the aforementioned equipment failures are considered to be once off expenses.  The current labour numbers, structure and cost base is virtually sufficient to achieve the increase production rate of 1,000 tpd with very little additional cost. The resulting cost per ounce is expected to decrease significantly as production levels increase.

Blanket’s operational costs for the 3rd quarter included total employment costs of $1,182,000 ($840,000 – Q2, and $403,000 – Q1 2009), consumables of $1,702,000 ($371,000 – Q2 and $321,000 – Q1 2009) and mine administration costs of $341,000 ($230,000 – Q2 and $175,000 Q1 - 2009). The dollarization of the economy has resulted in the legislated increased remuneration rates as illustrated above, and management is monitoring this closely to ensure we are paying affordable and market related rates to ensure the scarce skills are attracted and retained.

Blanket is a self-sustaining operation and operates in Zimbabwe in what was a hyper inflationary economy. Due to the dollarization of the economy in February, 2009 the hyper inflationary environment no longer exists. Accordingly the results of these operations are now translated into Canadian Dollars using the current rate method.  On January 1, 2009 Blanket’s functional currency also changed to US Dollars following the Monetary Policy announcement introducing the use of foreign currency in Zimbabwe for all forms of trade and business.  The assets and liabilities of a self-sustaining foreign operation are translated at the rate in effect at the balance sheet date for purposes of incorporation in the financial statements of Caledonia and, therefore, an exchange gain or loss will arise when the exchange rate changes. This exchange gain or loss has no direct effect on the activities of Caledonia. It is inappropriate to incorporate this exchange gain or loss in net income in the period in which it arises; rather, it is reported in the financial statements as a separate component of shareholders' equity and is disclosed as a separate component of accumulated other comprehensive income during the period. In summary the current rate method is as follows:

(i)

all assets and liabilities at rates at balance sheet date;

(ii)

revenue and expense transactions at the average rate of exchange prevailing during the period.

Included in the 3rd quarter statement of operations is an exchange loss of $155,000 (gain $100,000 Q2 and Loss $275,000 – Q1 2009) relating to the translation of Blanket Mine financial results which has been disclosed under ‘accumulated other comprehensive income’.

The discontinued operations relate to Barbrook and Eersteling Mines up to Q1 2008, thereafter Eersteling is the only discontinued operation. The loss on sale of Barbrook Mine was reclassified to discontinued operations in the fourth quarter 2008.

4.

INVESTING

During the 3rd quarter 2009 Caledonia invested $521,000 ($251,000 – Q2 2009) in capital assets and mineral properties ($993,000 in 2008 and $904,000 in 2007).  Of the amount invested in 2009, $165,000 ($193,000 – Q2 2009) was spent at Nama and $332,000 ($17,000 – Q2 2009) at Blanket

5.

FINANCING

Caledonia financed its operations, except Blanket Mine, using funds on hand. No equity fund raising is currently intended during 2009 and funds available from the sale of Barbrook are expected to be sufficient to finance Caledonia’s activities until year end, after which loan repayments and surplus cash flow from Blanket will be used to finance the operations.  Blanket was granted a working capital loan facility from its bankers in Zimbabwe during the 2nd quarter of 2009 and utilized $694,000 of the facility, no additional facility was used in the 3rd quarter. As the additional funding of US$2,400,000 that was originally sought for the completion of the No. 4 shaft expansion has proven to be unavailable on commercially acceptable terms, Caledonia has authorized Blanket to obtain a further six month extension on the current loan facility and to increase this facility to US$1.25 million. The smaller facility of US$1.25 million has now been arranged on acceptable terms and the balance of the funding required will come from internally generated funds.

6.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2009, Caledonia had a working capital surplus of $5,599,000 (surplus of $5,340,000 – Q2 and $2,657,000 Q1 2009). Current assets of $8,258,000 ($7,255,000 Q2 and $3,960,000 Q1, 2009) increased as accounts receivable for bullion increased by $571,000 due to the increase in production and timing of deliveries to Rand Refineries. The accounts receivable includes $1,091,000 due from Rand Refineries for gold sales and was all received by October 08, 2009.The amount of $2,890,301 (shown at fair value) owing to Blanket by RBZ is now classified as a current asset as the gold bond is redeemable on February 1, 2010.

Blanket Mine continues to be self funding with increasing amounts being spent on capital development as working capital requirements stabilize and production ramps up in the months ahead

During 2009, it is expected that the cash requirements of Caledonia will be met from the cash on hand, Blanket Mine loan repayment and from excess cash from receipts of gold sales from Blanket Mine.

As of September 30, 2009 Caledonia had potential liabilities to do rehabilitation work on the Blanket and Eersteling Mines - if and when those Mines are permanently closed - at an estimated cost of $1,199,

7.      OFF-BALANCE SHEET ARRANGEMENTS

There are no off balance sheet arrangements.

8.

RELATED PARTY TRANSACTIONS

Caledonia had the following related party transactions:

	Nine months ended September 30
	2009	2008	2007
	$’000	$’000	$’000
Management, and allowances paid or accrued to a company which provides the services of the Corporation’s President	338	423	388
Rent paid to a Company owned by members of the President’s family	36	32	33
Fees paid to the Chairman of the Board	113	250	35
Legal fees paid to a law firm where a Director is a partner	46	84	72

9.      CRITICAL ACCOUNTING POLICIES

There are two major areas where accounting estimates are made, asset impairment, and asset retirement obligation. As significant impairment provisions have already been made against the assets and there is a reasonable level of certainty around the estimate it is considered unlikely that any change in estimate would result in a material impact on the results of Caledonia. The asset retirement obligations are also considered to be estimated with a reasonable degree of certainty, although the original estimations were calculated some years ago. The estimation for Blanket will be recalculated before December 31, 2009. The estimations are accreted annually at 5% and thus any change in circumstances is considered unlikely to have a material impact on the results of Caledonia or its operations.

The following accounting policy changes have been adopted as of January 1, 2009 and are more fully described in the unaudited Interim Consolidated Financial Statements.

a. Goodwill and intangible assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064 Goodwill and intangible assets, replacing Section 3062, Goodwill and other intangible assets.  The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008.  Accordingly, Caledonia will adopt the new standards for its fiscal year beginning January 1, 2009.  It establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The adoption of this standard is not expected to have an effect on Caledonia’s consolidated financial statements.

b. International Financial Reporting Standards

The Canadian Accounting Standards Board confirmed in February 2008 plans to converge Canadian GAAP with International Financial Reporting Standards (“IFRS”) over a transition period expected to be effective for interim and annual periods commencing January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes amounts reported by Caledonia for the year ended December 31, 2010.

Caledonia is assessing the adoption of IFRS for 2011 by using the services of an independent consultant to produce an Impact Assessment Report (“the Report”). The Report sets out the preliminary assessment of the potential impact of Caledonia’s conversion from Canadian GAAP to IFRS and is based on Caledonia’s publicly reported financial information for the year ended 31 December 2008.

The approach followed was:

•

A review of Caledonia’s accounting policies and accompanying financial statements for the year ended 31 December 2008 and compared them with the requirements of IFRS; and

•

Discussions with management to discuss the key differences between IFRS and Canadian GAAP and the applicability to Caledonia.

This approach provides Caledonia with a clear and concise format for understanding and communicating the effects of implementing IFRS to senior management, the Audit Committee and the Board. Reference to the relevant standards and other authoritative material will be made and specific advice taken before acting if considered necessary.

It should also be noted that the Report primarily focuses on differences between IFRSs and Canadian GAAP from a recognition and measurement perspective and does not deal with disclosure requirements (except for the IFRS 1 disclosures), which will be addressed shortly.

We have considered all standards and interpretations in issue at the date of the Report that will also be effective for Caledonia’s first IFRS financial statements, being the year ending 31 December 2011. A review of the impact that the IFRS requirements would have on Caledonia’s systems was not performed at this stage as all subsidiaries are operating in IFRS compliant jurisdictions.

IFRS 1 states that, if an entity becomes a first-time adopter later than its subsidiaries, the entity shall, in its consolidated financial statements, measure the assets and liabilities of the subsidiary at the same carrying amounts as in the financial statements of the subsidiaries after adjusting for consolidation. Therefore, for the purposes of the transition to IFRSs, Caledonia would have to use the financial statements of these subsidiaries and cannot make any adjustments. However, Caledonia would have to assess the consolidation entries made to evaluate whether any IFRS 1 exemptions can be applied to these entries.

The areas that require additional work and quantitative evaluation are:

•

Business combinations

•

Deemed cost on property, plant and equipment

•

Decommissioning liabilities

•

Exploration and evaluation assets

Ongoing assessments will be performed to prepare Caledonia for the production of the opening IFRS balance sheet as at January 1, 2010.

10.

   FINANCIAL RISK EXPOSURE AND RISK MANAGEMENT

Caledonia is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital, and protecting current and future Corporation assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Board of Directors has responsibility to ensure that an adequate financial risk management is established. Caledonia’s Audit Committee oversees management’s compliance with Caledonia’s financial risk management policy.

The types of risk exposure and the way in which such exposures are managed are as follows:

i) Currency Risk

As Caledonia operates in an international environment, some of Caledonia’s financial instruments and transactions are denominated in currencies other than the Canadian Dollar. The results of Caledonia’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of Caledonia are reported in Canadian Dollars in Caledonia’s consolidated financial statements.

The fluctuation of the Canadian Dollar in relation to other currencies will consequently have an impact upon the profitability of Caledonia and may also affect the value of Caledonia’s assets and the amount of shareholders’ equity.

A significant portion of Caledonia’s assets and liabilities are denominated in South African Rand and United States Dollars.  Management do not consider that the fluctuation of the value of these currencies to the Canadian Dollar could have a significant impact on the results of operations. Blanket Mine operations are now transacted using the United States Dollar as the functional currency. As a result of the introduction of the US Dollar as legal tender in Zimbabwe the hyperinflationary environment has been eliminated. The shareholder loan account in Zimbabwe is denominated in US Dollars and will generate foreign exchange gains or losses depending on the exchange rate between the US Dollar and the Canadian Dollar at the time of repayment of such loans. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.  Caledonia does not use any derivative instruments to reduce its foreign currency risks.

Below is a summary of the cash or near cash items denominated in a currency other than the Canadian Dollar that would be affected by changes in exchanges rates relative to the Canadian Dollar.

$000	US Dollars	SA Rands
Cash	1,278	1,902
Accounts Receivable	3,866	1,397
Accounts Payable	1,462	365

The table below illustrates by how much a 1% change in the rate of exchange between the Canadian Dollar and the currencies above will affect net income.

$000	US Dollars	SA Rands
Cash	11	3
Accounts Receivable	35	2
Accounts Payable	13	1

ii) Interest Rate Risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates.

Unless otherwise noted, it is the opinion of management that Caledonia is not exposed to significant interest rate risk as it is debt free outside of Zimbabwe. As a result of Blanket Mine being brought back into production working capital borrowings have increased in Zimbabwe. The working capital loans are US Dollar denominated and have been secured on commercially acceptable terms. It is the intention of Blanket to borrow further funds to complete the No 4 Shaft Expansion Project. The additional funds have been secured at rates that are identical to the current borrowings and the total external debt will increase to US$1.25 million. Caledonia’s cash and cash equivalents include highly liquid investments that earn interest at market rates. Caledonia manages its interest rate risk by endeavouring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Caledonia’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in “A” grade financial institutions.

Fluctuations in market interest rates have not had a significant impact on Caledonia’s results of operations due to the short-term to maturity of the investments held.

iii) Concentration of Credit Risk

Credit risk is the risk of a financial loss to Caledonia if a gold sales customer fails to meet its contractual obligation. Credit risk arises principally from Blanket’s receivables from the Reserve Bank of Zimbabwe (“RBZ”) who was the sole buyer of gold produced in Zimbabwe, in terms of legislation and regulations that prevailed until February 1, 2009.

At December 31, 2008 the RBZ owed Blanket $3,416,892 (gross value) $2,890,000 (at fair value). The amount owed to Blanket was converted into a Special Tradable Gold-backed Foreign Exchange Bond (“Bond”) by RBZ following the Monetary Policy announcement on February 2, 2009 that has the following features;

•

Term of 12 months

•

Interest at 8% pa on maturity on February 1, 2010.

•

Bond may be sold locally, regionally or internationally at an agreed price

•

RBZ will honour the full principal plus interest on maturity

Currently all gold produced is delivered to Rand Refineries in South Africa and payment is received within the contractual period.

 iv) Liquidity Risk

Liquidity risk is the risk that Caledonia will not be able to meet its financial obligations as they fall due.

Caledonia manages its liquidity by ensuring that there is sufficient capital to meet short and long term business requirements, after taking into account cash flows from operations and Caledonia’s holdings of cash and cash equivalents. Caledonia believes that these sources will be sufficient to cover the likely short and long term cash requirements. Senior management is also actively involved in the review and approval of planned expenditures by regularly monitoring cash flows from operations and anticipated investing and financing activities.

v) Commodity Price Risk

The value of Caledonia’s mineral resource properties is related to the price of diamonds, gold, platinum, and base metals, and the outlook for these minerals. In addition, adverse changes in the price of certain raw materials can significantly impair Caledonia’s cash flows.

Gold prices historically have fluctuated widely and are affected by numerous factors outside of Caledonia's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and macro-economic variables, and certain other factors related specifically to gold. Recently the US$ price of gold hit an all-time high of US$1,100 per ounce of gold although the benefit of this to Blanket was somewhat reduced by the ongoing strength on the South African Rand, in which currency most of Blanket’ consumables are denominated, against the US Dollar.  During 2009, diamond, platinum group metals, copper and cobalt metal prices have been considerably lower than attained those in 2008.

In the Monetary Policy Announcement made by RBZ on February 2, 2009, Blanket became eligible to export its gold to a refiner of its choice and to receive 100% of the proceeds, net of the refining costs, in US Dollars paid into its foreign currency account at a Zimbabwean commercial bank. As a result of this announcement, Blanket resumed gold production on April 7, 2009 after receiving all the necessary licenses from the Ministry of Finance and the RBZ.

11.          SECURITIES OUTSTANDING

As at September 30, 2009 the following securities were outstanding:

(1)

500,169,280 common shares;

(2)

Options and warrants as follows:

Number	Description	Exercise Price	Expiry Date
32,580,000	Common share purchase options	Average $0.1706	Various until May 11, 2016
Nil	Common share purchase warrants	-

As Caledonia’s Option Plan allows the granting of options on a number of shares equal to 10% of the issued shares, Caledonia could grant options on 50,016,928 shares.  This figure includes any options previously exercised and the current unexercised options.

It was announced in a press release on September 4, 2009 that the Board has approved a proposal to reduce the exercise price of 32,580,000 share purchase options currently outstanding from exercise prices averaging approximately $0.1706 per share to $0.07 per share. These share purchase options are in favour of directors, officers and service providers. This reduction recognises the fact that the existing options are all substantially “out of the money” due to the reduced trading price of Caledonia’s shares which, in common with most other publicly traded shares, has been adversely affected by the recent economic and market downturn. The existing option arrangements no longer provide an incentive to directors, officers and service providers and is the reason for this proposal. The Toronto Stock Exchange rules require that options with reduced exercise prices cannot be exercised at the reduced prices until the reduction has been approved by the shareholders. The reduction will be submitted to the shareholders for approval at the next general meeting of Caledonia’s shareholders.

12.         CONTROLS

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including Caledonia's President and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Management of Caledonia, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of Caledonia's disclosure controls and procedures as at December 31, 2008 and September 30, 2009 as required by Canadian securities laws pursuant to the certification requirements of Multilateral Instrument 52-109.

Caledonia's internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable Canadian GAAP.

Because of its inherent limitations, Caledonia's ICFR may not prevent or detect any or all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Caledonia, has engaged independent consultants to carry out an assessment of the effectiveness of Caledonia's internal controls over financial reporting using an internationally acceptable framework. Prior to this engagement, management concluded that the following disclosable material weaknesses still exist, as at September 30, 2009.

Segregation of duties

Due to limited personnel resources at Caledonia’s Africa office in Johannesburg, adequate segregation of duties within the accounting group was not achieved.  This creates a risk that inaccurate entries could be made and not identified or corrected on a timely basis. The result is that Caledonia is highly reliant on the performance of mitigating procedures during its financial close processes in order to ensure the financial statements present fairly in all material respects. Caledonia continues to enhance and monitor this process to ensure that its financial accounting reporting system is able to prevent and detect potentially significant errors.

Management has concluded, and the Audit Committee has agreed, that taking into account the present stage of Caledonia's development, Caledonia does not have sufficient size and scale to warrant the hiring of additional staff to correct the segregation of duties weakness at this time. There were no changes in Caledonia’s internal controls over financial reporting since the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

Caledonia has a Disclosure Committee consisting of four Directors, and has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis.  Caledonia’s Directors and Management, and the Disclosure Committee, are making all reasonable efforts to ensure that Caledonia’s disclosures are made in full compliance with the applicable rules and requirements.  All reasonable efforts are also being made to ensure that Caledonia’s disclosure controls and procedures provide reasonable assurance that material information relating to Caledonia, including its consolidated subsidiaries, is made known to Caledonia’s Certifying Officers by others within those entities.

13.          FORWARD LOOKING STATEMENTS

This Management Discussion and Analysis contains certain forward-looking statements relating but not limited to Caledonia’s expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “could”, “should”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

14.

QUALIFIED PERSONS

Dr. Trevor Pearton, BSc Eng (Mining Geology), PhD (Geology) FGSSA, VP Exploration is a qualified person as defined by NI 43-101. Dr. Pearton is responsible for the technical information provided on this MD&A except where otherwise stated. He was assisted where appropriate by outside consultants and/or qualified persons for joint-ventured projects. Mr. David Grant, is the Independent Qualified Person  for the NI 43-101 report on the D resource area of the Nama Property, prepared by Applied Geology and Mining (Proprietary)Limited whose Managing Director is Mr. Grant .